Antero Resources Midstream Management LLC

1615 Wynkoop Street

Denver, Colorado 80202

April 27, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Office of Consumer Products

Re:                             Antero Resources Midstream Management LLC

Amendment No. 3 to Registration Statement on Form S-1

Filed April 24, 2017

File No. 333-216975

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Midstream Management LLC (the “Company,” or “we”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2017, with respect to the Company’s registration statement on Form S-1 filed with the Commission on April 24, 2017 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  For your convenience, we will hand-deliver three full copies of Amendment No. 4, as well as three copies of the Registration Statement marked to show all changes made since the previous filing of the Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified.

Exhibit 5.1

1.              Counsel’s opinion relies upon payment for the Common Shares “contemplated by the form of underwriting agreement,” however, it is not clear what purpose this language serves when counsel should be rendering an opinion that addresses the legality of the Common Shares following the effectiveness of the Certificate of Conversion, as opposed to closing of this offering, considering this is a secondary offering. Please advise.

RESPONSE:  We acknowledge the Staff’s comment and have revised Exhibit 5.1 accordingly.

2.              Please confirm that counsel will file an opinion following the closing of the offering that removes any assumptions as to due authorization and renders an opinion that the Common Shares “are” legally issued, rather than “will be,” and holders of such Common Shares have no obligation to make further payments, etc., rather than “will have.” Refer to Sections II.B.2. and II.B.3. Staff Legal Bulletin No. 19 (CF), located at our web-site.

RESPONSE:  We acknowledge the Staff’s comment and confirm that an opinion of counsel will be filed following the closing of the offering addressing the Staff’s comment.

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Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420.

Sincerely,

Antero Resources Midstream Management LLC

/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Alvyn A. Schopp, Antero Resources Midstream Management LLC

Yvette K. Schultz, Antero Resources Midstream Management LLC

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.